UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the period ending  May 31, 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMS HOMECARE INC.
Date: October 23, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer
	By:	/s/ Rani Gill
Rani Gill President and Chief Financial Officer

UNAUDITED INTERIM FINANCIAL INSTRUMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed these unaudited financial statements for the period ended May 31, 2006.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

he interim consolidated financial statements of AMS Homecare Inc. and the accompanying financial information included in this report have not been reviewed by the Company’s external auditors.  The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments, and estimates necessary to prepare these statements in accordance with Canadian generally accepted accounting principles.

“Rani Gill”

“Harj Gill”

Rani Gill

Harj Gill

President and Chief Financial Officer

Director and Chief Executive Officer

AMS HOMECARE INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006

Unaudited - Prepared by Management

AMS Homecare Inc.	Statement 1
Interim Consolidated Balance Sheets
Canadian Funds
Unaudited - Prepared by Management

ASSETS	May 31 2006	February 28 2006
Current
Receivables (Note 11(a)(d))	$1,782,792	$1,176,052
Inventories	1,148,142	1,566,845
Prepaids	69,558	87,802
Income tax recovery	15,000	15,000
	3,015,492	2,845,699
Plant and equipment (Note 3)	81,678	83,627
Intangible assets (Note 4)	57,623	58,133
	$3,154,793	$2,987,459

LIABILITIES
Current
Bank demand loan (Note 5)	$1,284,501	$1,513,412
Payables and accruals	231,140	504,920
Current portion of long-term debt (Note 6)	114,145	111,856
	1,629,786	2,130,188

Long-Term debt (Note 6)	663,080	692,572
Due to shareholders (Note 7)	876,607	501,607
	3,169,473	3,324,367

CAPITAL STOCK AND DEFICIT
Share Capital - Statement 2 (Note 8)	2,940,263	2,940,263
Retained Earnings (Deficit) - Statement 2	(2,954,943)	(3,277,171)
	(14,680)	(336,908)
	$3,154,793	$2,987,459

Commitments (Note 10 and 11)

Contingencies (Note 16)

- See Accompanying Notes -

AMS Homecare Inc.	Statement 2
Interim Consolidated Statement of Capital Stock and Shareholders’ Equity (Deficiency)
Canadian Funds
Unaudited - Prepared by Management

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total
Balance - February 28, 2005	46,648,891	$110,400	$209,662	$320,062

Cancellation of shares (Note 8(a))	(76,500)	-	-	-
Shares issued for compensation
and damages (Note 8(b))	189,000,000	2,829,863	-	2,829,863
Net loss, year ended February 28, 2006	-	-	(3,486,833)	(3,486,833)

Balance – February 28, 2006	235,572,391	2,940,263	(3,277,171)	(336,908)

Income for the period – Statement 3	-	-	322,228	322,228

Balance – May 31, 2006	235,572,391	$2,940,263	$(2,954,943)	$(14,680)

- See Accompanying Notes -

AMS Homecare Inc.	Statement 3
Interim Consolidated Statements of Operations
For the Three Months Ended May 31
Canadian Funds
Unaudited - Prepared by Management

	2006	2005
Sales	$2,288,056	$2,017,075
Cost of Sales	1,269,176	1,146,423
Gross Margin	1,018,880	870,652

Expenses
Selling
Advertising	63,679	55,114
Communication	15,282	12,712
Freight and delivery	49,861	44,251
Salaries and benefits	163,795	118,697
Stationery and supplies	2,006	3,185
Travel	19,918	32,353
	314,541	266,312
General
Amortization	11,318	12,231
Bad debts	-	1,465
Insurance	18,906	15,424
Interest and bank charges	79,478	50,386
Occupancy	66,468	50,167
Office and supplies	22,015	14,322
Professional fees	31,731	13,735
Public relations	3,822	25,794
Salaries and consulting	129,109	115,691
Transfer agent and regulatory	7,716	5,018
Travel	11,548	505
	382,111	304,738
Total expenses	696,652	571,050

Operating income	322,228	299,602

Income taxes	-	20,000

Net earnings for the Period	$322,228	$279,602

Weighted average common shares outstanding	121,694,614	46,648,891

Earnings per share - basic and diluted	$0.01	$0.01

- See Accompanying Notes -

AMS Homecare Inc.	Statement 4
Interim Consolidated Statements of Cash Flows
For the Three Months Ended May 31
Canadian Funds
Unaudited - Prepared by Management

Cash Resources Provided By (Used In)	2006	2005
Operating Activities
Net earnings	$322,228	$279,602
Amortization	11,318	12,231
Changes in non-cash operating working capital (Note 9)	(443,573)	(617,763)
	(110,027)	(325,930)

Investing Activities
Acquisition of equipment	(3,297)	-
Acquisition of other assets	(5,562)	(2,335)
	(8,859)	(2,335)

Financing Activities
Bank demand loan	(228,911)	353,497
Repayment of long-term debt	(27,203)	(25,232)
Advances from shareholders	375,000	-
	118,886	328,265

Net Decrease in Cash	-	-
Cash position - Beginning of period	-	-
Cash Position - End of Period	$-	$-

Supplemental Cash Flow Information
Interest paid	$63,662	$42,161

- See Accompanying Notes -

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2006
Canadian Funds
Unaudited - Prepared by Management

1.   Operations

AMS Homecare Inc. is a corporation incorporated under the Company Act (British Columbia, Canada) on March 5, 1981.  The Company is currently listed on the OTCBB with the symbol AHCKF.  The Company has two subsidiaries, AMS Homecare Canada Inc. and AMS Homecare USA Inc.  AMS Homecare Canada Inc. is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.  AMS Homecare USA Inc. operates as a retail outlet in Bellevue, WA under the trade name 65Plus.

2.   Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as at February 28, 2006.

3.   Plant and equipment

Details are as follows:

	Cost	Accumulated Amortization	31 May 2006 Net Book Value	28 February 2006 Net Book Value
Automobile	$15,867	$9,754	$6,113	$6,609
Office furniture and equipment	41,190	28,583	12,607	11,950
Warehouse equipment	21,467	19,767	1,700	1,839
Leasehold improvements	3,766	537	3,229	3,389
Store fixtures	35,569	5,074	30,495	32,012
Computer hardware and software	93,564	66,030	27,534	27,830
	$211,423	$129,745	$81,678	$83,627

4.   Intangible Assets

Details are as follows:

	Cost	Accumulated Amortization	31 May 2006 Net Book Value	28 February 2006 Net Book Value
Distribution rights	$50,000	$37,500	$12,500	$15,000
Trademarks and patents	62,610	49,003	13,607	14,515
Financing costs	52,500	35,000	17,500	18,875
Intellectual property	8,042	729	7,316	2,434
Product development costs	13,102	6,402	6,700	7,309
	$186,254	$76,373	$57,623	$58,133

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2005
Canadian Funds
Unaudited - Prepared by Management

5.   Bank Demand Loan

The Company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $2,000,000.  The demand loan bears interest at the Royal Bank prime rate plus 2.75% per annum.  The security includes a first floating charge over all assets, an assignment of inventories and personal guarantees from the President and CEO.  This facility contains certain covenants with respect to debt to tangible net worth.

6.   Long term debt

	May 31, 2006	February 28, 2006
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,158, due November 2007	$93,745	$108,438

Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly instalments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010	$183,480	$195,990

Loan of $500,000, interest at 17% per annum,
repayable over 60 months with no principal
payment until maturity on November 15, 2010	$500,000	$500,000

	$777,225	$804,428

Current portion of long term debt	$114,145	$111,856

	$663,080	$692,572

These loans are secured by a general security agreement from the Company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO and contain certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital ratio and ratio of current assets to current liabilities.

Principal repayments of the Long term debt are as follows:

2007	$114,145
2008	79,680
2009	50,040
2010	33,360
2011	500,000

$777,225

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2006
Canadian Funds
Unaudited - Prepared by Management

7.   Due to Shareholders

Advances received from shareholders are unsecured. Shareholders have agreed not to demand repayment in advance of March 1, 2007.  The Company agrees to pay/accrue interest of $3,200 (USD $2,800) per month to the shareholders, an effective interest rate of 8% per annum.  The additional advance of $375,000 to the Company on April 6, 2006 is unsecured and non-interest bearing until such time as terms and conditions are finalized.

8.   Share Capital

Authorized:

      300,000,000 common shares without par value

      200,000,000 preference shares without par value

      Issued and Fully Paid:

      235,572,391 common shares

a)

On December 8, 2005, 76,500 shares were cancelled and returned to treasury.

b)

On January 6, 2006, the Company issued 189,000,000 common shares at a value of $2,829,863.  Of the total, 13,000,000 common shares were issued to the directors, excluding the President and the CEO, for services provided since 2002, 1,150,000 common shares were issued to the employees for compensation and 174,850,000 shares were issued to the President and to the CEO for damages suffered in the reverse-take-over.  (Note 14(c)(d))

Stock Options

The Company has a stock option plan for officers, directors and employees.  The maximum number of options available for issuance is 8,777,811.  As at May 31, 2006, no options were granted or issued.

Warrants

As a May 31, 2006, there were no warrants outstanding.

9.   Changes in non-cash operating working capital

	May 31, 2006	May 31, 2005

Receivables	$(606,740)	$(722,206)
Inventories	418,703	63,769
Prepaids	18,244	26,458
Payables and accruals	(273,780)	(5,784)
Income taxes	-	20,000

	$(443,573)	$(617,763)

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2005
Canadian Funds
Unaudited - Prepared by Management

10.  Operating Leases

The Company is committed to operating leases for premises and vehicles.  Future minimum payments are as follows:

May 31, 2007	$211,418
May 31, 2008	176,240
May 31, 2009	20,657

$408,315

11.  Commitments

a)

On March 28, 2005, the Company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America.  The terms of the agreement call for Wireless 2000 to deliver a commercial product to the Company within one year.  The Company will pay $350,000 in total over this period for the exclusive distribution rights.  The Company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold.  As at May 31, 2006, the Company has paid a total of $200,000 for the exclusive distribution rights.  These payments are included in receivables as they are refundable and will be repaid if Wireless 2000 fails to deliver a functional commercial quality product.

b)

   On July 5, 2005, the Company announced an agreement to acquire a fifteen percent interest in Vytron Communications of Toronto for $1.5 million dollars.  The acquisition is subject to an independent appraisal of the assets of Vytron in addition to certain other conditions.  This acquisition will allow the Company to further its vision of providing improved security and monitoring in Healthcare facilities.  As at May 31, 2006, Vytron has not met certain terms and conditions and the Company is awaiting response from Vyton.

c)

   On July 11, 2005, the Company announced the acquisition of exclusive distribution rights to sell TOTALtrak, Inc.’s product line to the healthcare industry in Canada subject to certain terms and conditions.  The distribution rights allow the Company to continue to assemble a range of monitoring assets to further enhance and expand its IER Systems Division.  TOTALtrak is a high-tech Asset Management Company that develops products utilizing state-of-the-art radio frequency identification (RFID) and patent pending multiple range identification (MRID) technologies, global positioning technologies and advanced programming to create TOTAL Asset Management Systems.  As at May 31, 2006, TOTALtrak has not met certain terms and conditions and the Company is attempting to re-negotiate the agreement.

d)

   On February 15, 2006, the Company announced the signing of an exclusive 20-year North American licensing agreement with V, L.L.C. of Richmond, VA to apply Nemesysco’s Layered Voice Analysis (LVA) software technology into the North American residential and residential care security market.  The Company will pay $114,000 (USD $100,000) in total for the exclusive licensing agreement and will also pay a 20% royalty on all Net Profits on Sales of the Residential Security Device.  As at May 31, 2006, the Company has paid a total of $57,800 (USD $50,000).  This payment is included in receivables as the amount is refundable and will be repaid if V does not provide an appropriate, working Software Development Kit (SDK) within 30 days of receipt of notice from the Company.

e)

As at May 31, 2006, the Company has outstanding letters of credit for inventory in the amount of $273,455 ($123,962 - February 28, 2006).

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2006
Canadian Funds
Unaudited - Prepared by Management

12.  Financial Instruments and Risk Management

a)

Fair Value of Financial Instruments

The Company’s financial instruments consist of receivables, bank demand loan, accounts payable, long-term debt, and amounts due to shareholders.  Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

b)

Credit Risk

The Company is subject to credit risk.  To mitigate this, the Company actively manages and monitors its receivables and obtains security where warranted.

c)

Foreign Exchange Risk

The Company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

d)

Interest Rate Risk

Interest on the Company's bank indebtedness and long-term debt is variable based on the lenders' prime rates.  This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

e)

Market Risk

The Company received a cease trade order from the British Columbia Securities Commission on July 10, 2006 as a result of the Company’s auditors not providing their audit opinion letter on the audit of the February 28, 2006 year end financial statements.  The Company’s OTCBB listing may be at risk in the future if the Company is unable to obtain an audit opinion letter in a timely manner.

13.  Economic dependence

Approximately 88% (28 February 2006 - 86%) of sales are from products provided by the Company's largest supplier with the balance being comprised of other products, patient monitoring services and sales from the Company’s first retail store in Bellevue, WA.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
May 31, 2006
Canadian Funds
Unaudited - Prepared by Management

14.  Related Party Transactions

a)

The Company has agreed to enter into an agreement with WISE, a Company controlled by the CEO.  As at May 31, 2006, a total of $7,337 was provided to WISE as part of the agreement to share in the revenue from the operations of WISE.   An interim agreement has been entered into and the agreement will be finalized upon completion of the WISE products.

b)

The Company paid $9,453 (2005 – $10,412) in interest during the period to the President of the Company on shareholders advances totalling $501,607.  (Note 7)

c)

The Company issued 174,850,000 common shares at a value of $2,617,997 and paid a total of $799,847 in cash (2005 - $Nil) to the President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.  (Notes 8 and 16)

d)

The Company issued 13,000,000 common shares at a value of $194,647 (2005 - $Nil) to the current directors, excluding the President and the CEO, for their services rendered to the Company form the time of its listing on the TSX Venture Exchange in 2002 to date.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.  (Note 8)

e)

The Company paid and or accrued a total of $78,000 (2005 - $78,000) in management fees during the period to the President and to the CEO in the normal course of operations.

15.  Contingencies

On March 11, 2005, the Company announced that it had filed a Statement of Claim in British Columbia Supreme Court alleging the TSX Venture Exchange and certain of its employees acted deliberately to delay the Company’s reverse takeover (RTO) of Shoprider Canada Mobility Products between August 2000 and February 2002.  Based on the review of disclosure documents obtained from the TSX Venture Exchange in April 2005 by management, the Company will proceed forward with this lawsuit.   During the current fiscal year, the Company paid a total of $3,417,844 in cash and common shares to the President and to the CEO as compensation for some of the damages.  Additional costs may be incurred; however no accrual has been recorded at this point until actual costs can be ascertained.  (Notes 8, 13, and 17)

AMS Homecare Inc.

Consolidated Financial Statements for the Three Months Ended May 31, 2006

Management’s Discussion and Analysis:

Overview

The following management’s discussion and analysis (MD&A) has been prepared by management and focuses on key statistics from the May 31, 2006 consolidated financial statements and pertains to known risks and uncertainties.  This discussion should be read in conjunction with the Company’s consolidated financial statements for the quarter ended May 31, 2006 and for the year ended February 28, 2006.  The discussions in this MD&A are based on information available as of September 29, 2006.  Additional information on the Company is available through regular filing of press releases, quarterly financial statements and the Annual Information Form on the SEDAR website.

Forward-looking Statement

This document contains certain forward-looking information based on management’s best estimate and the current operating environment.  The forward-looking statements depend on a number of factors and involve risks and uncertainties.  When and if used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for future operations.  Readers are cautioned not to place undue reliance on forward-looking statements.  A number of important factors, as discussed herein, and in our other continuous disclosure documents, could cause actual results to differ materially from those expressed in such forward-looking statements.

Responsibility of Management

The preparation of the financial statements, including the acCompanying notes, is the responsibility of management.  Management has the responsibility of selecting the accounting policies used in preparing these statements.  In addition, management’s judgment is required in preparing estimates contained in the financial statements.

Disclosure Controls

An evaluation was performed under the supervision and with participation of the Company’s senior management, including the President and Chief Financial Officer and Chief Executive Officer, of the effectiveness of the Company’s disclosure controls and procedures as of May 31, 2006.  Based on that evaluation, the Company’s management concluded that the Company’s disclosure controls and procedures were effective as of May 31, 2006.

AMS Homecare Inc.

Consolidated Financial Statements for the Three Months Ended May 31, 2006

Management’s Discussion and Analysis:

Summary of Quarterly Results ( in $'000)
Quarter	May 31,	Feb. 28,	Nov. 30,	Aug. 31,	May 31,	Feb. 28,	Nov. 30,	Aug. 31,
Ended	2006	2006	2005	2005	2005	2005	2004	2004

Sales	$ 2,288.1	$ 934.6	$ 1,774.2	$ 2,220.4	$ 2,017.1	$ 890.5	$ 1,046.0	$ 1,573.5

Gross profit	$ 1,018.9	$ 243.6	$ 753.8	$ 950.9	$ 870.7	$ 323.1	$ 396.6	$ 600.2

Operating income	$ 322.2	$ (487.8)	$ 15.8	$ 292.5	$ 299.6	$ (241.2)	$ (136.8)	$ 41.5

Interest and
amortization	$ 75.0	$ 96.0	$ 53.8	$ 55.5	$ 54.4	$ 54.9	$ 43.7	$ 37.7

Other income
and expense	$ -	$ 3,626.9	$ -	$ -	$ -	$ -	$ -	$ -

Total assets	$ 3,154.8	$ 2,987.5	$3,515.2	$3,254.8	$ 3,191.9	$2,569.9	$ ,570.3	$ 2,384.5

Shareholders'
Equity (Deficiency)	$ (14.7)	$ 336.9)	$ 868.0	$ 872.2	$ 599.7	$ 320.1	$ 20.0	$ 656.8

DESCRIPTION OF BUSINESS

The Company is principally in the business of outsourced manufacturing and distributing medical equipment, products and supplies appealing to the self-care base of the homecare sector, with an emphasis on providing assistive mobility devices and medical cushions that satisfy the growing needs of the aging North American population. The Company is expanding its range of product offerings to cover a wide range of safety and daily living items.  In addition to product offerings, the Company has also entered into the business of selling and installing wireless products and services relating to nursing call and emergency alert systems (IER).  The Company’s long-term goals for the business include continued expansion of product offerings and services and expansion into the United States.  During the year, the Company set-up its first retail store called “65 Plus” focused on serving the needs of the elderly and disabled.   The Company continues to pursue a revenue growth strategy by broadening its products and services and extending its market reach as evidenced by the continued increase in sales.

AMS Homecare Inc.

Consolidated Financial Statements for the Three Months Ended May 31, 2006

Management’s Discussion and Analysis:

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Sales

Sales for the quarter ended May 31, 2006 consisted of scooters, scooter accessories, power chairs, daily living aids, cushions, retail sales, and IER monitoring services.  Net sales for the three months ended May 31, 2006 increased by $270,981 to $2,288,056 compared to $2,017,075 for the same period last year.  This increase is a result of higher volume of existing products and sales from the IER monitoring services.  For the quarter ended May 31, 2006, 88% of the total sales were from scooters and power chairs, 9% from the sale of accessories, cushions, and daily living aids, and 3% from the sale IER monitoring services.  Sales from the Company’s first retail outlet were negligible for the reporting period.

Gross profit as a percentage of net sales for the quarter ended May 31, 2006 and the quarter ended May 31, 2005 was 45% and 43% respectively.  Gross profit actually increased by $148,228 to $1,018,880 for the quarter ended May 31, 2006 compared to the same period in the previous year.  Sales of scooters and scooter accessories are seasonal with the peak season running from May to September.  The Company continues to diversify its product and service offerings in order to mitigate the seasonality effect on sales.  In addition to diversification, the Company has also increased its sales of scooters and accessories over the last twelve months.

Expenses

Selling expenses increased by $48,229 to $314,541 for the quarter ended May 31, 2006 compared to $266,312 for the same period last year.  As a percentage of net sales, selling costs increased from 13% to 14 % during the current period due to higher salaries.  The increase in salaries expense is due to hiring of staff for the retail location in Bellevue, WA.

General and administrative costs as a percentage of net sales for the three months ended May 31, 2006 was 17% compared to 15% in the same period a year ago.  The actual dollar amount increased by $77,373 to $382,111 for the quarter ended May 31, 2006 compared $304,738 for the same period in the previous year.  Interest and bank charges increased by $29,092 to $79,478 for the quarter ended May 31, 2006 compared to $50,386 for the same period in the previous year.  Interest charges were $22,313 higher due to the addition of the $500,000 long-term loan and bank charges were $6,779 higher to due increased costs of opening letters of credit for inventory and the renewal charges for existing credit facility with the bank.  During the three months ended May 31, 2006, occupancy, office, and travel costs increased by $35,037.  This increase is for the new retail location in Bellevue, WA.  Professional fees increased by $17,996 for the three months ended May 31, 2006 compared to the same period a year ago.  A total of $12,152 of the increase is attributable to the legal and consulting costs of finalizing the license agreement for Layered Voice Analysis (LVA) technology with the balance of the increase is attributable to general corporate matters.  Public relations costs decreased by $21,972 for the three months ended May 31, 2006 compared to the same period a year ago.  The Company did not engage the services of an outside investor relations firm during the reporting period.  The increase in salaries and consulting of $13,418 is a result of the hiring of an additional full-time employee.

AMS Homecare Inc.

Consolidated Financial Statements for the Three Months Ended May 31, 2006

Management’s Discussion and Analysis:

RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)

Earnings

For the current quarter, the Company recorded earnings before income taxes of $322,228 compared with earnings of $299,602 for the same period last year representing an increase of $22,626.  Gross profit for the reporting period increased by $148,228 compared to the increase in total operating expenses of $125,602.  The Company has been successful in growing its Canadian operations by diversifying is products and services and will be focusing on increasing sales at its retail location in the United States.

Financial Condition

The Company continued to finance its operations principally through cash generated by the business, credit facility from a Canadian chartered bank, advances from shareholders, and funds obtained from the Term debt.  The Company is continuing to attempt to recover from the damages that it experienced as a result of the unnecessary and improper delays in the completion of the Reverse Takeover by the TSX Venture Exchange.  To this end, the Company is actively pursuing other subordinate debt and equity financing arrangements.

Net working capital increased by $670,195 for the reporting period to $1,365,653 as compared to $695,458 as at February 28, 2006.  The Company believes that it has sufficient working capital to meet the Company’s current operations and capital needs, although there can be no assurance in this regard.

Operating activities resulted in cash outflows of $110,027 for the period ended May 31, 2006 compared to $325,930 for the same period last year.  This decrease in cash outflows is attributable to changes in working capital accounts.

Cash flows utilized by investing activities were $8,859 for the quarter ended May 31, 2006 compared to $2,335 for the same period in the previous year.  The Company purchased additional office equipment and software totaling $3,297. The investment in other assets of $5,562 is the capitalization of legal expenses for various Company trademarks and development costs of the Company’s proprietary monitoring software (IER).

Cash flows from financing activities were $118,886 during the current quarter compared to $328,265 for the same period last year.  These cash flows were comprised of advances from shareholders totaling $375,000 and were offset by the principal repayment of the long-term debt and the bank demand loan.

AMS Homecare Inc.

Consolidated Financial Statements for the Three Months Ended May 31, 2006

Management’s Discussion and Analysis:

Summary of Contractual Obligations and Commitments

Operating Leases

The Company is committed to operating leases for premises and vehicles.  Future minimum payments are as follows:

May 31, 2007	$211,418
May 31, 2008	176,240
May 31, 2009	20,657

$408,315

Commitments

a)

On March 28, 2005, the Company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America.  The terms of the agreement call for Wireless 2000 to deliver a commercial product to the Company within one year.  The Company will pay CDN$350,000 in total over this period for the exclusive distribution rights.  The Company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold.  As at May 31, 2006, the Company has paid a total of $200,000 for the exclusive distribution rights.  These payments are included in receivables as they are refundable and will be repaid if Wireless 2000 fails to deliver a functional commercial quality product.

b)

On July 5, 2005, the Company announced an agreement to acquire a fifteen percent interest in Vytron Communications of Toronto for $1.5 million dollars CDN.  The acquisition is subject to an independent appraisal of the assets of Vytron in addition to certain other conditions.  This acquisition will allow the Company to further its vision of providing improved security and monitoring in Healthcare facilities.  As at May 31, 2006, Vytron has not met certain terms and conditions and the Company is attempting to continue the due diligence on Vytron.

c)

On July 11, 2005, the Company announced the acquisition of exclusive distribution rights to sell TOTALtrak, Inc.’s product line to the healthcare industry in Canada subject to certain terms and conditions.  The distribution rights allow the Company to continue to assemble a range of monitoring assets to further enhance and expand its IER Systems Division.  TOTALtrak is a high-tech Asset Management Company that develops products utilizing state-of-the-art radio frequency identification (RFID) and patent pending multiple range identification (MRID) technologies, global positioning technologies and advanced programming to create TOTAL Asset Management Systems.  As at May 31, 2006, TOTALtrak has not met certain terms and conditions and the Company is attempting to re-negotiate the agreement.

AMS Homecare Inc.

Consolidated Financial Statements for the Three Months Ended May 31, 2006

Management’s Discussion and Analysis:

Summary of Contractual Obligations and Commitments (continued)

d)

On February 15, 2006, the Company announced the signing of an exclusive 20-year North American licensing agreement with V, L.L.C. of Richmond, VA to apply Nemesysco’s Layered Voice Analysis (LVA) software technology into the North American residential and residential care security market.  The Company will pay $114,000 (USD $100,000) in total for the exclusive licensing agreement and will also pay a 20% royalty on all Net Profits on Sales of the Residential Security Device.  As at May 31, 2006, the Company has paid a total of $57,800 (USD $50,000).  This payment is included in receivables as the amount is refundable and will be repaid if V does not provide an appropriate, working Software Development Kit (SDK) within 30 days of receipt of notice from the Company.

e)

As at May 31, 2006, the Company has outstanding letters of credit for inventory in the amount of $273,455 ($123,962 - February 28, 2006).

Related Party Transactions

a)

The Company has agreed to enter into an agreement with WISE, a Company controlled by the CEO.  As at May 31, 2006, a total of $7,337 was provided to WISE as part of the agreement to share in the revenue from the operations of WISE.   An interim agreement has been entered into and the agreement will be finalized upon completion of the WISE products.

b)

The Company paid $9,453 (2005 – $10,412) in interest during the period to the President of the Company on shareholders advances totalling $501,607.

c)

The Company issued 174,850,000 common shares at a value of $2,617,997 and paid a total of $799,847 in cash (2005 - $Nil) to the President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.

d)

The Company issued 13,000,000 common shares at a value of $194,647 (2005 - $Nil) to the current directors, excluding the President and the CEO, for their services rendered to the Company form the time of its listing on the TSX Venture Exchange in 2002 to date.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.

e)

The Company paid and or accrued a total of $78,000 (2005 - $78,000) in management fees during the period to the President and to the CEO in the normal course of operations.

AMS Homecare Inc.

Consolidated Financial Statements for the Three Months Ended May 31, 2006

Management’s Discussion and Analysis:

Share Capital

Authorized

300,000,000 common shares without par value

200,000,000 preference shares without par value

Issued and Fully Paid

235,572,391 common shares

On December 8, 2005, 76,500 shares were cancelled and returned to treasury.

On January 6, 2006, the Company issued 189,000,000 common shares at a value of $2,829,863.  Of the total, 13,000,000 common shares were issued to the directors, excluding the President and the CEO, for services provided since 2002, 1,150,000 common shares were issued to the employees for compensation and 174,850,000 common shares were issued to the President and to the CEO for damages suffered in the reverse-take-over.

Stock Options

The Company has a stock option plan for officers, directors and employees.  The maximum number of options available for issuance is 8,777,811.  As at May 31, 2006, no options were granted or issued.

Warrants

As a May 31, 2006, there were no warrants outstanding.

AMS Homecare Inc.

Consolidated Financial Statements for the Three Months Ended May 31, 2006

Management’s Discussion and Analysis:

Risk Management

The Company is exposed to a variety of risk areas.  These include market conditions, financing costs, competition and the ability to expand.

The sale of certain products is subject to reimbursement polices by various government agencies such as ADP in Ontario and AADL in the Alberta.  While the total sales in these regions are not significant in comparison to sales in other provinces, there is a risk that changes in reimbursement policies could affect future growth in sales.  The Company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest on the Company’s bank indebtedness and long-term debt is variable based on the lenders’ prime rates.  This exposes the Company to the risk of changing interest rages that may have an effect on its earnings in future periods.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

The Company faces risk from its competition.  In order to mitigate this risk, the Company is attempting to diversify its product and service offerings, maintaining and strengthening its long-term relationships with new and existing customers.

The Company’s future growth is dependent on its ability to secure additional financing.  Although management is actively pursuing other financing arrangements, there is no assurance that the Company will be able to close these financing deals.

The Company received a cease trade order from the British Columbia Securities Commission on July 10, 2006 as a result of the Company’s auditors not providing their audit opinion letter on the February 28, 2006 financial statements.  The The Company’s OTCBB listing may be at risk in the future if the Company is unable to obtain an audit opinion letter in a timely manner.

AMS Homecare Inc.

Consolidated Financial Statements for the Three Months Ended May 31, 2006

Management’s Discussion and Analysis:

Subsequent Events

At the Annual General Meeting on August 31, 2006, the Company obtained shareholders’ approval for the following resolutions:

i.

Removal of pre-existing Company provisions

ii.

Adoption of new articles under the Business Corporations Act

iii.

Increase authorized share capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value

iv.

Amendment of the Company Option Plan to increase maximum options that can be issued to  47,000,000 shares

v.

Conduct business with WISE, a Company controlled by the CEO

vi.

Authorization to issue 174,850,000 shares to the President and CEO and to issue and compensate the President and CEO with further shares and payments as deemed appropriate by the independent Board of Directors for damages and related events

FORM 52-109F2 - AMENDED

I, Harj Gill, Director and Chief Executive Officer, certify that:

1)

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the interim period ending May 31, 2006.

2)

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3)

Based on my knowledge, the interim financial statements together with other financial information included in the interim filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the interim filings.

4)

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have”

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared:, and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5)

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

October 23, 2006

“Harj Gill”

Director and Chief Executive Officer

FORM 52-109F2 - AMENDED

I, Rani Gill, President and Chief Financial Officer, certify that:

1)

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the interim period ending May 31, 2006.

2)

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3)

Based on my knowledge, the interim financial statements together with other financial information included in the interim filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the interim filings.

4)

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have”

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared:, and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5)

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

October 23, 2006

“Rani Gill”

President and Chief Financial Officer